FORM 51-102F3

SECURITIES ACT

MATERIAL CHANGE REPORT

Item 1  Name and address of Company

Peninsula Ltd.

2110-1177 West Hastings Street

Vancouver BC  V6E 2K3

Item 2  Date of Material Change

March 29, 2010

Item 3  Press Release

   News Release dated March 29, 2010 disseminated via Stockwatch under section 7.1 of National Instrument 51-102

Item 4  Summary of Material Change

  See attached copy of the March 29, 2010 News Release.

Item 5  Full Description of Material Change

 See attached copy of the March 29, 2010 News Release.

Item 6  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

Item 7   Omitted Information

Not applicable.

Item 8  Senior Officers

Charles Ross, Director of the Issuer, is knowledgeable about the material change and this report.  His business telephone no. is (604) 688-5007.

Item 9  Date of Report

     March 29, 2010

“Charles Ross”

Director

PENINSULA RESOURCES LTD.

2110–1177 West Hastings Street Vancouver BC V6E 2K3 Phone:  (604) 688-5007 Fax:  (604) 909-4682

PNU: PNU.H

March 29, 2010	PNU.H: TSX Venture Exchange

NEWS RELEASE

PENINSULA RESOURCES LTD. ANNOUNCES
NON-BROKERED PRIVATE PLACEMENT

VANCOUVER, BC: Peninsula Resources Ltd. (the “Company”) announces that it has arranged, subject to regulatory approval, a non-brokered private placement (the “Offering”) of up to 5,000,000 Units (the “Units”) at a price of $0.10 per Unit for gross proceeds of up to $500,000.  Each Unit will consist of one common share of the Company (a “Share”) and one common share purchase warrant (a “Warrant”).  Each Warrant will entitle the holder thereof to purchase one Share at a price of $0.125 for a period expiring one year from the date of issuance.

Closing of the Offering is subject to the receipt of all necessary corporate and regulatory approvals, including the NEX Board of the TSX Venture Exchange.  Proceeds from the Offering will be used by the Company for general working capital.  All securities issued in connection with the Offering will be subject to a statutory hold period of four months plus one day from the date of completion of the Offering, in accordance with the applicable securities legislation.

PENINSULA RESOURCES LTD.

“Charles Ross”

Director

PENINSULA RESOURCES LTD.

Suite 2110 – 1177 W. Hastings Street

Vancouver, BC, Canada V6E 2K3

Tel: 604.688-5007

Fax: 604.909-4682

Email: info@peninsula-resources.com

Neither the TSX Venture Exchange nor its Regulation Service Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.